Suite 1210 – 885 West Georgia Street
Vancouver, BC V6C 3E8

TSX: SLX

INITIAL SURFACE DRILL RESULTS INTERSECT HIGH GRADE MINERALIZATION
AT SILVERMEX’S LA GUITARRA PROJECT

Vancouver, BC, Canada – November 21, 2011 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) announces initial surface drill results from its producing La Guitarra property, located in the Temascaltepec mining district, in the State of Mexico. To date, 35 holes totalling 5,443 m of the 7,500 m surface diamond drilling program, announced in September 2011, have been completed. Assay results have been received for eight holes in the Jessica zone and are reported below.

The Jessica/Coloso system has been acknowledged as one of three potential satellite production centers, which have been identified in near proximity to the Company’s existing operation. The current drilling is a follow up to earlier drill programs totalling 8,175 m of diamond drilling in 27 holes, which were successful in identifying these zones. The current program includes in-fill drilling and step-out drilling to test the extension of the structure along strike and at depth with the goal of defining sufficient resources to advance the area towards becoming a new production center for the company.

The drill holes tested the Jessica, Joya Larga, Comales and Comales 2 structures within the Coloso Area, located approximately 4 km northwest of the La Guitarra Mine. These structures are known to extend between 250 and 900 m in length. A subsequent round of drilling is currently underway on the Jessica Vein to test additional potential along strike and down dip. A second diamond drill rig has been added to the program and will concentrate on drilling targets in the Nazareno Area, situated approximately 500 m to the west of Jessica.

"Management is pleased with the initial results of the current surface drill program,” commented Duane Nelson, CEO of Silvermex. “This program has been very successful in complementing the results of previous drilling and has helped to improve confidence in vein continuity and grade, as many of the previous holes were widely spaced. Additional drilling is justified both along strike and to depth and is currently in progress”. The program confirms that significant mineralization at Jessica continues to be encountered over a strike length of at least 300 m.

Highlights from the drill results include 1.69 m of 4.32 g/t Au and 424.6 g/t Ag in Hole CO-14, 0.88 m of 7.99 g/t Au, 424.2 g/t Ag and 1.05 m of 2.00 g/t Au, 813.9 g/t Ag in hole CO-16. Significant drill intercepts are presented in the following table:

Jessica Zone Assay Results

Hole-ID	Target	From	To	Width	True Width	Au g/t	Ag g/t	Ag Eq g/t	Remarks
CO-14	Jessica	70.74	72.78	2.04	1.69	4.32	424.6	673.7	HW vein
including		71.43	72.31	0.88	0.74	9.10	677.0	1,223.0	HW vein
	Jessica	96.45	96.75	0.30	0.25	1.94	98.4	210.1	Main vein
CO-15	Jessica	13.96	15.23	1.27	1.07	0.06	1.3	4.5	HW vein
	Jessica	45.00	48.38	3.38	2.84	0.50	229.7	258.2	Main vein
CO-16	Jessica	103.15	104.33	1.18	0.88	7.99	424.2	884.6	HW vein
	Jessica	152.50	153.90	1.40	1.05	2.00	813.9	929.2	Main vein
including		153.70	153.90	0.20	0.15	1.14	2,470.0	2,538.4	Main Vein
CO-17	Jessica	58.96	60.40	1.44	1.17	0.23	199.4	212.8	Main vein
CO-18	Jessica	121.00	122.05	1.05	0.70	1.64	91.2	185.9	HW vein
	Jessica	194.66	195.34	0.68	0.45	1.08	68.8	130.8	Main vein
CO-19	Jessica	126.97	129.91	2.94	2.03	1.10	91.3	154.8	HW vein
	Jessica	181.86	184.50	2.64	1.82	0.36	308.6	329.1	Main vein
CO-21	Jessica	89.70	90.60	0.90	0.78	0.13	30.2	37.5	HW vein
	Jessica	132.95	135.60	2.65	2.29	0.38	92.1	104.8	Main vein
CO-23	Jessica	152.20	153.20	1.00	0.89	0.14	61.5	69.8	Main vein
Ag:Au 60 :1

The Company is continuing with a program of surface geological mapping and soil geochemical sampling on the La Guitarra property. This program has been very successful in identifying new structures and extensions of existing structures. The soil geochemical program has also defined several previously unknown targets that will be drilled in 2012. To date results have been received for 1,716 samples, which were collected in the Coloso Area and over the La Guitarra Mine. Strong multi-element (Au, Ag, As, Sb, Hg, Tl), anomalies are associated with the La Guitarra structure and with the other structures in the Coloso Area. The geochemical results in conjunction with geological mapping has helped prioritize and assist in drill hole planning.

The host rocks for the Jessica zone are volcaniclastic breccias and tuffs. The Main Jessica Vein illustrates typical epithermal characteristics: banding, gray quartz, pyrite, pyrargarite and argentite. The pyrargarite and argentite often occur as a disseminated coating on drusy quartz crystals. The sulphides mostly occur as fracture filings. A second vein occurs in the hanging wall to the Main Jessica Vein. Known as the HW Vein, it has similar characteristics as the Main Vein with strong banding and disseminated pyrite and pyrite in fractures. The results from drilling of the Jessica structures indicate that there are high grade gold and silver values in both the Main Jessica Vein and the HW Vein.

Drilling tested the HW Vein to a vertical depth of approximately 125 – 150 m and the Main Vein to a depth of approximately 175 m. Mineralization is still open along strike to the southeast and at depth. Based on the intercepts from the HW Vein and the Main Vein, the Jessica structures have average true widths of 1.28 and 1.35 m, respectively, but have been observed to exceed 4 m in some holes.

Multi-element analysis indicates that there are no deleterious elements of consequence associated with the mineralization intercepted at Jessica and that the material should be compatible with the mineralization being mined from La Guitarra, however, metallurgical testing will be required to confirm compatibility.

The veining associated with the other structures, Joya Larga, Comales 2 and Comales, all have similar epithermal characteristics.

Assay turnaround is averaging 30 days from delivery to the preparation lab to final reporting due to very high sample volumes experienced by the laboratory.

All samples from the current diamond drill program were sent to ALS Laboratories’ sample preparation facility in Guadalajara, Mexico with final analysis done at their facilities in Vancouver, BC. Certified standards, blanks and duplicate samples were inserted in every batch of 20 samples to ensure laboratory QA-QC performance. Assaying for gold and silver was by fire assay and other elements by four acid ICP-AES.

Pursuant to National Instrument 43-101, Robert Fraser, P.Geo., Vice-President Exploration of Silvermex Resources Inc., is the Qualified Person (QP) responsible for the disclosure in this news release.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to identify future production centers through extensive exploration programs to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.